Targa Resources Corp. 811 Louisiana, Suite 2100 Houston, Texas 77002-1400 www.targaresources.com

October 27, 2021

Division of Corporation Finance

Office of Energy & Transportation

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Targa Resources Corp.

Form 10-K for Fiscal Year Ended December 31, 2020

Form 8-K dated August 5, 2021

File No. 001-34991

Ladies and Gentlemen:

Set forth below are the responses of Targa Resources Corp. (the “Company”, “we,” “us” or “our”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated September 23, 2021, with respect to Form 10-K for Fiscal Year Ended December 31, 2020 (the “Form 10-K”) and Form 8-K dated August 5, 2021, File No. 001-34991(the “Form 8-K” and together with the Form 10-K, the “Subject Filings”).

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to the referenced Subject Filing unless otherwise specified.

Form 10-K for Fiscal Year Ended December 31, 2020

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Non-GAAP Measures

Our Non-GAAP Financial Measures, page 64

1.

We note you present consolidated non-GAAP measures titled Gross margin and Operating margin. It appears that the title of these measures should be revised to differentiate them from the similarly titled GAAP measures. Refer to Item 10(e)(1)(ii)(E) of Regulation S-K.

Additionally, it appears that the reconciliations of these consolidated non-GAAP measures should be to a fully burdened GAAP gross margin and GAAP Income (loss) from operations, respectively, as Item 10(e)(1)(i)(B) of Regulation S-K requires reconciliation to the most directly comparable GAAP measure.

Securities and Exchange Commission

October 27, 2021

RESPONSE:

In response to the Staff’s comment, in future filings that include the non-GAAP measures Gross margin and Operating margin, the Company will (1) label such measures “Adjusted gross margin” and “Adjusted operating margin” and (2) revise its non-GAAP reconciliations to present a reconciliation of Income (loss) from operations to Adjusted operating margin and GAAP gross margin to Adjusted gross margin, beginning with the Company’s Form 10-Q for the quarter ended September 30, 2021, expected to be filed with the Commission on November 4, 2021.

An illustrative presentation of the proposed revisions (added information shown underlined below) and reconciliations described above is presented below. Such illustration is based on our June 30, 2021, Form 10-Q disclosures.

Adjusted Gross Margin

We define adjusted gross margin as revenues less product purchases and fuel. It is impacted by volumes and commodity prices as well as by our contract mix and commodity hedging program.

Gathering and Processing segment adjusted gross margin consists primarily of:

•	service fees related to natural gas and crude oil gathering, treating and processing; and

•	revenues from the sale of natural gas, condensate, crude oil and NGLs less producer payments, natural gas and crude oil purchases, and our equity volume hedge settlements.

Logistics and Transportation segment adjusted gross margin consists primarily of:

•	service fees (including the pass-through of energy costs included in fee rates);

•	system product gains and losses; and

•	NGL and natural gas sales, less NGL and natural gas purchases, fuel, third-party transportation costs and the net inventory change.

The adjusted gross margin impacts of mark-to-market hedge unrealized changes in fair value are reported in Other.

Adjusted Operating Margin

We define adjusted operating margin as adjusted gross margin less operating expenses. Adjusted operating margin is an important performance measure of the core profitability of our operations.

Adjusted gross margin and adjusted operating margin provide useful information to investors because they are used as supplemental financial measures by management and by external users of our financial statements, including investors and commercial banks, to assess:

Securities and Exchange Commission

October 27, 2021

•	the financial performance of our assets without regard to financing methods, capital structure or historical cost basis;

•	our operating performance and return on capital as compared to other companies in the midstream energy sector, without regard to financing or capital structure; and

•	the viability of capital expenditure projects and acquisitions and the overall rates of return on alternative investment opportunities.

Management reviews business segment adjusted gross margin and operating margin monthly as a core internal management process. We believe that investors benefit from having access to the same financial measures that management uses in evaluating our operating results.

	Three Months Ended June 30,		Six Months Ended June 30,
	2021	2020	2021	2020
		(In millions)
Reconciliation of Gross Margin to Adjusted Gross Margin
Gross margin	$495.0	$438.9	$1,075.4	$1,046.6
Depreciation and amortization expense	211.9	204.5	428.0	443.6
Adjusted gross margin	$706.9	$643.4	$1,503.4	$1,490.2

	Three Months Ended June 30,		Six Months Ended June 30,
	2021	2020	2021	2020
		(In millions)
Reconciliation of Income (Loss) from Operations to
Adjusted Operating Margin
Income (loss) from operations	$245.8	$213.1	$589.9	$(1,864.4)
Depreciation and amortization expense	211.9	204.5	428.0	443.6
General and administrative expense	63.7	61.5	125.1	121.9
Impairment of long-lived assets	—	—	—	2,442.8
(Gain) loss on sale or disposition of business and assets	(0.4)	(0.7)	(0.2)	—
Write-down of assets	1.1	—	4.7	—
Other, net	—	1.1	0.1	1.6

Adjusted operating margin	$522.1	$479.5	$1,147.6	$1,145.5

2.

Your computation of free cash flow appears to differ from the typical calculation of this measure (i.e., cash flows from operations less capital expenditures). Please revise the title of your non-GAAP measure to avoid potential confusion with free cash flow. Refer to Question 102.07 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations.

RESPONSE:

In response to the Staff’s comment, we will amend the title of such non-GAAP measure used in all future filings to “adjusted free cash flow”, beginning with the Company’s Form 10-Q for the quarter ended September 30, 2021. An illustrative presentation of the revisions (added information shown underlined below) is as follows:

Securities and Exchange Commission

October 27, 2021

Distributable Cash Flow and Adjusted Free Cash Flow

We define distributable cash flow as adjusted EBITDA less distributions to TRP preferred limited partners, cash interest expense on debt obligations, cash tax (expense) benefit and maintenance capital expenditures (net of any reimbursements of project costs). The Preferred Units that were issued by the Partnership in October 2015 were redeemed in December 2020, and are no longer outstanding. We define adjusted free cash flow as distributable cash flow less growth capital expenditures, net of contributions from noncontrolling interest, and net contributions to investments in unconsolidated affiliates. Distributable cash flow and adjusted free cash flow are performance measures used by us and by external users of our financial statements, such as investors, commercial banks and research analysts, to assess our ability to generate cash earnings (after servicing our debt and funding capital expenditures) to be used for corporate purposes, such as payment of dividends, retirement of debt or redemption of other financing arrangements.

Consolidated Results of Operations, page 66

3.

We note that your consolidated results of operations data presentation appears to closely resemble a full consolidated statement of operations. Therefore, non-GAAP measures should not be shown as part of this presentation. Refer to Item 10(e)(1)(ii)(C) of Regulation S-K.

RESPONSE:

In response to the Staff’s comment, we advise the Staff that in future filings we will revise our disclosure to exclude non-GAAP measures in our consolidated statement of operations presentation, beginning with the Company’s Form 10-Q for the quarter ended September 30, 2021.

Results of Operations-By Reportable Segment

Gathering and Processing Segment, page 68

4.

We note your reconciliation of non-GAAP segment gross margin to segment operating margin here and on page 69 for the Logistics and Transportation segment. For purposes of equal or greater prominence, revise so that the reconciliation starts with the GAAP measure, which appears to be segment operating margin. Refer to Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations.

RESPONSE:

In response to the Staff’s comment, we advise the Staff that in future filings, we will revise our reconciliation to start with segment operating margin, beginning with the Company’s Form 10-Q for the quarter ended September 30, 2021.

Securities and Exchange Commission

October 27, 2021

An illustrative presentation of the revisions described above is presented below. Such illustration is based on our June 30, 2021, Form 10-Q disclosures.

Gathering and Processing Segment

	Three Months Ended June 30,				Six Months Ended June 30,
	2021	2020	2021 vs. 2020		2021	2020	2021 vs. 2020
	(In millions)
Operating margin	$301.2	$237.2	$64.0	27%	$576.6	$492.8	$83.8	17%
Operating expenses	115.1	99.3	15.8	16%	220.5	211.6	8.9	4%

Adjusted gross margin	$416.3	$336.5	$79.8	24%	$797.1	$704.4	$92.7	13%

Logistics and Transportation Segment

	Three Months Ended June 30,				Six Months Ended June 30,
	2021	2020	2021 vs. 2020		2021	2020	2021 vs. 2020
	(In millions)
Operating margin	$291.4	$231.5	$59.9	26%	$640.1	$525.5	$114.6	22%
Operating expenses	70.7	65.6	5.1	8%	136.5	135.2	1.3	1%

Adjusted gross margin	$362.1	$297.1	$65.0	22%	$776.6	$660.7	$115.9	18%

Item 2.02 Form 8-K dated August 5, 2021

Non-GAAP Financial Measures

5.	As applicable and in accordance with Regulation G and Item 10(e)(1)(i) of Regulation S-K, please address the comments above in your earnings releases furnished pursuant to Item 2.02 of Form 8-K.

RESPONSE:

In response to the Staff’s comment, we will address the comments above in all future earnings releases furnished pursuant to Item 2.02 on Form 8-K, beginning with the Company’s earnings release on Form 8-K for the quarter ended September 30, 2021, expected to be filed with the Commission on November 4, 2021.

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Securities and Exchange Commission

October 27, 2021

Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact Thomas Zentner of Vinson & Elkins L.L.P. at (512) 542- 8449.

Very truly yours,
TARGA RESOURCES CORP.

By:	/s/ Jennifer R. Kneale
Name:	Jennifer R. Kneale
Title:	Chief Financial Officer

Enclosures

cc:	Thomas Zentner, Vinson & Elkins LLP